[redacted]

12025075

Received SEC

FEB 21 2012

Washington, DC 20549

No Act
PE 1/13/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

February 21, 2012

Stacy S. Ingram
The Home Depot, Inc.
stacy_ingram@homedepot.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-21-12

Re: The Home Depot, Inc.
Incoming letter dated January 13, 2012

Dear Ms. Ingram:

This is in response to your letter dated January 13, 2012 concerning the shareholder proposal submitted to Home Depot by David Brook. We also have received letters from the proponent dated January 18, 2012 and February 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: David Brook
*** FISMA & OMB Memorandum M-07-16 ***

February 21, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 13, 2012

The proposal requests that the board establish a written Stormwater Management Policy that includes the features specified in the proposal.

We are unable to concur in your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Home Depot's practices and policies do not compare favorably with the guidelines of the proposal and that Home Depot has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that Home Depot may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Erin Purnell
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

David Brook

. *** FISMA & OMB Memorandum M-07-16 ***

Sent Via Email and U.S. Mail

February 8, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal by David Brook
Proposed Stormwater Management Policy at the Home Depot
Reply Letter to No Action Request by the Home Depot

Dear Sir/Madam:

This letter has been prepared to assist the Staff of the Division of Corporate Finance ("Staff") of the United States Securities and Exchange Commission ("SEC") with a reply to the no action request by the Home Depot, Inc., (the "Depot" or "Home Depot") dated January 13, 2012, to exclude the shareholder proposal of David Brook, ("Brook Proposal") dated December 16, 2011, from the 2012 annual proxy statement.

The Proponent believes that the information provided in this letter will overwhelmingly convince the Staff that the Brook Proposal has merit and that it conforms to SEC guidance and prior no-action determinations. This letter will also demonstrate that the arguments by the Depot fail to show there is a legal basis to exclude the proposal and the SEC should therefore allow the Brook Proposal to proceed to be seen and voted on by all shareholders of the Home Depot.

I. INTRODUCTION AND BACKGROUND:

"NO RAIN, NO RUNOFF"

The Brook Proposal was submitted to the Home Depot to accomplish three things. First, identify the sources at the Depot that may generate contaminated stormwater. Second prepare a report to the shareholders which details the findings and third, implement new practices to prevent or minimize this potential environmental pollution identified in the report.

The Brook Proposal was advanced to the Depot after observations were made by the proponent, who also happens to be a frequent customer of the Depot. Home Depot sells lawn and garden products, which contain fertilizers, insecticides and herbicides as well as other products containing chemicals, which if released through runoff to streams in an uncontrolled fashion will cause harm to the environment. Observations at stores identified that the Depot stored some of these products outside, exposed to the elements. That list, depending on location, could include lawn fertilizers, pesticides, herbicides, fungicides, and products containing

mixtures of all of the above inside soil mixtures and other lawn and garden products and other products. In fact, more and more "soil" products now contain different mixtures of fertilizers, pesticides, herbicides and other chemicals. Observations were also made that some of these products were seen with broken bags and leaking product. My simple concern was that when rain hit any of these exposed products, fertilizers, insecticides, herbicides and other toxic products would combine with the rain and wash off of each Home Depot property. You cannot see this pollution, but if rain hits these materials they will drain across the concrete and asphalt surfaces (impervious surfaces) of the store into storm drains and ultimately into nearby streams. While these products are certainly allowed to be lawfully spread on homeowner's lawns and gardens, the release in a concentrated form from a Home Depot store could cause significant harm to local streams and rivers.

The Depot also maintains equipment rentals in many of their stores and much of the larger equipment, like sewer drain cleaners and other soiled equipment is hosed, washed and cleaned and some pieces like drain cleaners are disinfected with certain chemicals every time upon their return. This process is usually performed inside a shower stall type set-up with a floor drain or even outside. It is not clear if any of the Depot locations discharge into septic systems or if any directly discharge this wash water into any local streams.

The Brook Proposal is simple and derived from a common sense approach, namely, if there is no exposure of these products to rain (precipitation) then there can be no discharge of these products into the waterways that you and I share in our backyards and communities. No rain on the products, no runoff from them into streams. If the Brook Proposal is implemented, it will save money by preventing the loss of product, it will reduce and/or eliminate environmental contamination from store operations, it will avoid local, State and federal environmental violations/penalties and in the end it will increase profits and stockholder value.

After researching this issue at the Depot in the fall of 2011, it became apparent that I could not find any such a policy, nor has it suggested that it has any such policy, that states that it will <u>not</u> store these products where they could be exposed to rain or the elements. In fact, after reading its presentation to Staff, none of its arguments make any mention of that it has taken any steps to research or implement this simple approach. The Depot's letter to Staff also completely failed to discuss in any way the component of the Brook Proposal which deals with the shower stall or outside cleaning of rental equipment. The Depot through its failure to discuss this issue admits that it has not looked at the possible end point of these discharges of this wastewater (which could also be illegal) and ways to make sure it does not ultimately discharge into streams or septic systems.

In an attempt to address this issue proponent contacted Home Depot's corporate offices <u>before</u> submittal of this proposal. On December 12, 2011, I discussed ways to improve corporate management by establishing criteria to keep these products from where the elements could cause contaminated runoff from leaving each Depot property. Sounds simple enough. I spoke with Ben Finger, Shareholder Services, Michael Dalton, Counsel and Michael Maddocks, Director of Environmental. All the proponent asked was for management to commit to look into this issue. While, it was explained that the Depot agrees with these concerns, the explanation provided confirmed there are <u>no policies</u> at the Depot for controlling this issue and no one felt that it was a problem since it was suggested that there were other policies that covered this issue. However,

when pressed, as to what other policies would address this problem, the only explanation provided was that there is a program to sweep up any spills of product, but no others that identified or addressed the proponent's issue of preventing products containing pesticides (and other chemicals) from being stored out in the weather. There was also no willingness by the Depot management to share any of these supposed policies with the Proponent, by calling them "propriety." Thus there was no way to know if these "policies" even addressed this issue. The Depot's response reminded me of that saying, "In God we trust; all others pay cash." Without any verification, I was not about to trust that they actually did have any policies which covered the components of this issue and suggesting that a policy was "proprietary" actually seemed somewhat disingenuous.

On January 6, 2012, after submission of this proposal, I again spoke with Ben Finger, Shareholder Services; Senior Counsel, Stacy Ingram; Michael Maddocks and others at the Depot about why this proposal makes sense. Ben and Michael again maintained the problem was being taken care of, but neither could not explain how. Our conversation shifted to the fact that they were aware that I had filed a similar shareholder proposal to Lowe's Companies, Inc., ("Lowe's") in 2010 which was briefed to Staff at the SEC. (Staff Response Letter, dated March 16, 2011.) I was asked how that had worked out. I explained that Lowe's, (a major competitor of the Depot) had originally presented the same arguments that they had this issue under control, but when pressed at that time they could not provide any specific policy to show how. I explained that Lowe's and I had agreed last year that Lowe's would act to further investigate this issue and implement a new policy and that was when I had agreed to withdraw my Lowe's proposal. I did explain that action occurred after I had prevailed at the SEC and Lowe's would have been required to add the proposal to its annual proxy materials.

Significantly for the Depot, I also explained how Lowe's and I have since collaboratively worked over the last year to help draft a new stormwater management policy for Lowe's and that this new policy was currently being pilot tested at a number of their stores. Lowe's to its credit had recognized the importance of controlling any potential contaminated stormwater runoff and in the spring of this year, 2012, it will be rolling out this new policy to all of its 1725 stores. I suggested the Depot should choose to devote it resources to working with me to establish such a policy instead of devoting its resources to fighting me.

That was the last communication I had, until January 13, 2012, when apparently the Depot decided to fight, instead of work to improve its performance. It is also very insightful, since a casual search of "Home Depot water enforcement actions" on the internet reveals that the Depot has been the subject of numerous federal and State environmental enforcement actions with significant penalties paid specifically for violations of contaminated stormwater runoff and regulations (EPA & Connecticut) as well as hazardous waste violations (California.) (See, for example: http://www.ct.gov/dep/cwp/view.asp?A=2712&Q=324698 (Violations of Connecticut's stormwater management regulations and other environmental, $425,000 Penalty) http://www.epa.gov/compliance/resources/cases/civil/cwa/homedepot1207.html http://www.justice.gov/opa/pr/2008/February/08_enrd_142.html (EPA Construction related stormwater violations, $1.3 Million Penalty) http://dtsc.ca.gov/PressRoom/upload/News_2007_T_19_07.pdf (Violations of California's hazardous waste regulations, $9.9 Million Penalty)

The Brook Proposal is one constructive approach for the Depot to reduce and/or eliminate additional environmental penalties by taking a more proactive stance on management issues which impact profitability. The Brook Proposal simply asks the Depot's Board to identify in a report to the Shareholders what operations can generate contaminated stormwater runoff and then seek to implement methods to control it by the establishment of a written Stormwater Management Policy.

The policy, possibly no more than few paragraphs on preventing the elements from reaching sources of contaminants would be drafted after simple research to identify what those sources could be. As will be explained within this letter, this proposal certainly has not been "substantially implemented" since the Depot has already admitted that it has no written policy on this subject and it has also failed to demonstrate in its submission that it has any functional equivalent to accomplish the specifics of what is being requested in this shareholder proposal. As also demonstrated by the prior positive experience with Lowe's Companies, Inc., if a corporation is committed to making improvements in its operations, it will invest time, effort and money to make those improvements both for the environment and its shareholders.

It should be noted that the burden of proof to sustain its request to exclude the Brook Proposal rests squarely upon the Depot as stated at 17 C.F.R. 240.14(a)(8)(g) and in addition, the SEC will not consider any basis for exclusion that is not advanced by the company[1].

I respectfully maintain, that a careful reading of the Depot's arguments and this letter will convincingly show that the Depot has failed to meet its burden and there is more than adequate legal support for this proposal to be voted on by all of the shareholders of the Depot.

II. LEGAL ARGUMENT:

The Depot has presented one legal basis for requesting no-action permission to exclude the Brook Proposal, namely, under Rule 14a-8(i)(10), that the Brook Proposal involves matters that the Depot argues have already been substantially implemented. The Depot has presented the following facts as the basis of support for its position, namely:

- The Depot has a Hazardous Materials and Waste Program ("HHM Program") which it argues covers the scope of the shareholder proposal,
- The Depot states that it has in place policies to prevent contaminated runoff, although it relies heavily upon its HHM program and measures focused on intentional improper acts,
- The Depot also states that it has "policies" in place to handle the matters requested in the proposal, although it refuses to substantiate what they are or any wording of them or to provide these policies to the Proponent or the SEC.

Initially, it should be noted that the arguments and cases presented by the Depot's attorneys in support of its positions do not properly characterize what is being contemplated by the proponent as part of the Brook Proposal. At its core, the Brook Proposal is focused on a

[1] Staff Legal Bulletin No. 14, July 13, 2001.

proactive **prevention** policy, when virtually everything the Depot argues are **reactive** policy approaches or are just not relevant to the subject matter of the Brook Proposal.

A. THE FACTS DO NOT SUPPORT EXCLUDING THIS PROPOSAL SINCE THE DEPOT ADMITS IT HAS NO STORMWATER MANAGEMENT POLICY

First, a factual analysis of every specific policy offered by the Depot does not apply to the "no rain, no runoff" shareholder policy request. The hazardous waste program is commendable, but if the Depot continues to store the hazardous and non-hazardous fertilizers, herbicides, pesticides, fungicides and other products where they are exposed to the elements, then it is more of an issue of cleaning up the mess, instead of never generating the mess in the first place. The Brook Proposal focuses on the ounce of prevention philosophy, not the Depot's pound of cure approach.

Second, the Depot has ignored the issue of non-hazardous materials, which the Brook Proposal would address. Many soil mixtures, now contain herbicides, fertilizers and other chemicals which if spilled would not be considered "hazardous," but if allowed to mix with rainwater, could cause harm to streams and aquatic life. None of the Depot's stated policies or arguments cover these issues. The Brook Proposal would.

Third, all of the policies and procedures listed are not relevant to the Brook Proposal, since they deal with intentional acts, the storage of already contaminated materials (waiting for disposal) and hazardous materials. All of these measures appear to have been put in place when the State of California took enforcement action against the Depot for improper disposal of hazardous waste. (See, http://dtsc.ca.gov/PressRoom/upload/News_2007_T_19_07.pdf) The Brook Proposal is more comprehensive and it focuses on prevention of all water pollution issues, where the Depot is really only focused on hazardous waste issues.

The only relevant activity to the Brook Proposal listed by the Depot is the bag patch program, which certainly recognizes that bags of chemical are subject to breakage. The Brook Proposal acknowledges this action as a valid approach, but the Brook Proposal exceeds the current Depot "policy" since it would keep this issue from becoming a water pollution problem by preventing the storage of these bags (and broken bags) from areas where they are subjected to the precipitation and runoff.

The Depot has argued that its supposed policies and procedures address the components of the Brook Proposal. Nothing could be further from the truth. This distinction is critical to recognize, since the "four corners" of the Brook Proposal, if implemented, will only do one thing, it will initiate the establishment of a prevention policy. The Brook Proposal seeks to encourage the company to minimize and/or eliminate the potential for water pollution originating from the Depot's facilities. As detailed below, the Brook Proposal should be allowed to proceed by the SEC since it has not been implemented in any fashion by the Depot and it therefore has not been substantially implemented as required under Rule 14a-8(i)(10.)

B. THE DEPOT ADMITS IT HAS NO STORMWATER MANAGEMENT POLICY AS REQUESTED IN THE PROPONENT'S PROPOSAL, THEREFORE THE DEPOT HAS NOT IMPLEMENTED NOR SUBSTANTIALLY IMPLEMENTED THE COMPONENTS OF THE BROOK SHAREHOLDER PROPOSAL

The Depot has argued that the nature of the Brook Proposal and its current programs coincide sufficiently as to maintain that it has already "substantially implemented the Proposal." (Page 2) If this had been true, I would not have submitted the Brook Proposal in the first place. The genesis for the Brook Proposal originated from a careful analysis of the available Depot corporate investor information, other documents, personal inspections, the lack of any identified policies and a record of environmental enforcement actions taken against the Depot.

A factual and legal analysis of what the Depot is actually doing compared to the components of the Brook Proposal as detailed within this letter shows that the Depot is not doing what the Brook Proposal would establish. Certainly the Depot has policies which dictate how it operates, but it has chosen to present fragments of policies to support its position which while related, have nothing to do with comprehensively identifying company wide stormwater issues and improving performance by better controlling water pollution. This type of Brook Proposal "policy" or "practice" just does not exist anywhere at the Depot. Even if one accepts that the Depot is doing something to oversee its business operations, it has not clearly stated in its letter how it has substantially implemented any of the three components of the Brook Proposal as defined under prior no-action determinations.

Under Rule 14a-8(i)(10), a shareholder proposal may be excluded if the company has already substantially implemented the proposal. The general policy underlying the substantially implemented basis for exclusion of a shareholder proposal is to "avoid the possibility of shareholders having to consider matters which have been favorably acted upon by management." Release No. 34-12598 (July 7, 1976.) Staff has stated "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*, (avail. Mar. 28, 1991.)

The Depot has argued that "We believe the Company's current policies, practices, procedures and sustainability reporting satisfactorily address the essential objective of the Proposal..."(Page 3) (Emphasis added.) First, it is insightful and telling to observe that that the Depot has stated that it believes that it has substantially implemented the "objective" sought by the proponent, it does not state it has substantially implemented the actual components of the proposal. The Depot is a sophisticated corporation with more than adequate legal representation, and one is left to believe that it picks its words very carefully. So, initially it appears that the Depot's current policies, practices and procedures only cover the Brook Proposal's "objective", but it admittedly also acknowledges that it has failed to state that it has substantially implemented the Brook "proposal.[2]" Second, the Depot's statement from above is simply not

[2] Could this word choice be a distinction without meaning? No. There is no logical explanation other than an admission that the Home Depot is fine-tuning words to avoid the conclusion that it cannot

documented anywhere in its materials and it appears that it has purposefully not given the Proponent or Staff adequate information in the form of these supposed applicable policies to substantiate its claims.

Stripped to its basics, the Depot has not ever favorably acted on any of the three components of the Brook Proposal, since it admits it has never comprehensively studied the issue of stormwater (only HHM), it has never prepared a report on this issue and it has no such Best Management Stormwater Practices (or comparable prevention practices) in place as part of its operations. The information that it has been willing to disclose does not address the primary concern of taking actions to prevent contaminated stormwater by not storing products out in the weather. There is not one word offered by the Depot in its letter to Staff about a stormwater study, report or policy or procedure which states this as an action which it has taken to prove that it has substantially implemented the Brook Proposal.

The facts presented by the Depot fail to demonstrate that it has addressed the Proponent's Proposal. The Depot is unwilling to disclose its policies and procedures, so no one is allowed to determine if it addresses these issues. Since the burden of proof is on the Depot to convince Staff, it has failed to sustain this burden. The matters which it does discuss as to hazardous materials does not address the underlying premise of the proposal, which is to keep hazardous and non-hazardous materials from being exposed to the elements, where they could cause water pollution. Any discussion of policies to avoid precipitation exposure is non-existent in the Depot's arguments and yet this is the critical component of the Proponent's Proposal. Lastly, the Depot alludes to some topic called "sustainability reporting," as support for its position. A diligent search by the Proponent indicates there is no quantifiable "sustainability reporting" by the Depot as disclosed publicly, nor is there any annual or other normal type (GRI Index or similar model) of corporate sustainability reporting which has ever been done by the Depot. Thus, while it has superficial appeal, the Depot has failed to support this claim or sustain its burden by only using the catch phrase "sustainability reporting" to support its substantially implemented arguments.

While there are varying interpretations of what "substantially implemented" means in practice, there are some common criteria that Staff examines in order to determine if a comparison of what currently exists at the Depot parallels the Brook Proposal. First, what has the company done to manifest its intent to adopt the components of such a proposal?

In Dow Chemical Company, (avail. Feb. 24, 2000) ("Dow") a shareholder proposal was made regarding genetically-engineered agricultural products to withhold distributing until tests could show no harm to humans, animals of the environment. While the proposal was ultimately withdrawn, the information which Dow produced in its response is extremely insightful as applied to the Depot. Dow in its argument, provided the SEC with detailed information as to the nature of its policies and procedures. Dow's information allowed an objective observer to identify components of its programs which confirmed that this program was real and it had integrated these programs into its daily operations:

---

demonstrate substantial implementation of the proposal but only what it calls its "objectives." The rule states "already substantially implemented the proposal," not its objectives.

> Finally, Dow has in place a long-standing Environment, Health & Safety ("EH&S") policy designed to ensure that all of its products and operations, including its agricultural products, meet Dow's standards for safety. This policy incorporates Dow's Responsible Care initiative, which is driven by EH&S excellence, public participation and dialogue. n24 The Responsible Care initiative contains six codes of management practice, including a "Product Stewardship" program. Under this program, Dow has implemented systems and processes for evaluating, monitoring and addressing both the risks associated with, and the societal concerns raised by, its products, including those that are genetically engineered. These systems and processes include a "Business Risk Review," through which Dow conducts risk evaluations for new and existing products and their applications. These various reviews address the entire life cycle of a product, starting at the discovery phase. The "Societal Concern Evaluation" is a disciplined process of considering the public perception of Dow's products and how they might be received by consumers and concerned citizens. In conducting this evaluation, teams of Dow employees [*43] address a checklist of 40 or more questions. Finally, once its products are brought to market, Dow has ongoing "product stewardship" programs to ensure the proper use of its products by customers. (Emphasis added.) 200 SEC No-Act. Lexis 301, 42-43.

The analysis conducted by Dow above provided information which, if questioned, would have provided independent verification of a detailed corporate commitment to a particular issue. Through adopted policies and procedures which involved public participation and dialogue the reader could examine the implemented systems and processes set up to evaluate, monitor and address risks associated with its products. Dow's reviews evaluated its products and included a societal concern evaluation with teams of its own employees addressing a checklist with 40 questions to ensure that its products were properly used.

When this type of Dow analysis is applied to the Depot, none of this type of documentation has ever been coherently presented and/or catalogued as support for its position that it has substantially implemented the Brook Proposal. As it relates to Proponent's request for the establishment of a Stormwater policy by the Depot, a "Dow" analysis of these quantifiable indicators shows that the answer by the Depot itself is, simply, no. It admits that there is no stormwater policy and the other "measures" used by the Depot to attempt to show that the other steps apply, really do not address the substance of the Proponent's request. The Depot had an obligation to provide this documentation in order to show how it has implemented the Brook Proposal, but since it has withheld its policies and procedures, it has failed to sustain that legal burden as it could have done with some of the specifics of a "Dow" type analysis.

Second, Staff, should reject the Depot's arguments as purposefully misleading, since they have used a "kitchen sink" type of analysis by presenting all sorts of other things which the Depot performs in order to argue that it has implemented the Brook Proposal, when none of these activities address the three components of the Brook Proposal. Staff, as discussed in the *Lowe's Companies, Inc.* ("Lowe's) (Avail. March 21, 2006) decision, has rejected numerous no-action requests based on Rule 14a-8(i)(10) where companies have taken far more significant steps towards implementation of a proposal than the Depot actually has suggested it has taken in

this case. See, *e.g., The Coca-Cola Co.* (Jan. 19, 2004) (Provision of information relating to stock option grants by race and gender to a third party, resulting in public report, insufficient where shareholders sought direct access to data); *3M Company* (March 2, 2005) (requesting implementation and/or increased activity on eleven principles relating to human and labor rights in China not substantially implemented despite company's comprehensive policies and guidelines, including those that set specific expectations for China-based suppliers); *The Dow Chemical Company* (February 23, 2005) (Proposal seeking report relating to toxic substances not substantially implemented by a public report that fails to address core concerns raised by the Proposal, and where several statements were materially misleading). ExxonMobil lost two challenges despite its claims that it had reported extensively on the topic of the proposal (*ExxonMobil* (March 24, 2003) and *ExxonMobil* March 17, 2003)). (Pages 29-30.) See, also, *DeVry, Inc.*, (Avail. Sept. 25, 2009), Staff refused to exclude a proposal by the People for the Ethical Treatment of Animals, where even though veterinarian hospitals had some procedures in place, the nature of the proposal and the details which it sought to implement were sufficiently different to sustain a substantially implemented exclusion argument.

The Depot's arguments with regard to sustainability initiatives and programs related to environmental impact (Page 4) raise similar issues to the decision in *Lowe's Companies, Inc.* ("Lowe's) (Avail. March 21, 2006) whereby proponent requested Lowe's to, "issue an annual report to shareholders ... reporting its progress toward implementing the company's wood policy." Lowe's argued that it had substantially implemented the proposal since it had prepared the "Lowe's Wood Policy Status Report," which it argued had substantially implemented the proposal. Staff disagreed and refused to exclude the proposal.

Proponent, Domini Social Investments, argued with many parallels, that, "As discussed above, the Company's Status Report consists of anecdotes, misleading information, and numerous material omissions. When the Supporting Statement of the Proposal's request for a "company-wide review" is considered, the Status Report also falls considerably short of the mark, providing no quantifiable data on any of the recommended indicators." (Page 28) In Lowe's, there was at least some Company wide report, but with the Depot, there has never even been an attempt to prepare any type of report as envisioned by the Brook Proposal.

In *Wendy's International* (February 21, 2006), a proposal filed by the Proponent sustained a challenge under Rule 14a-8(i)(10) when Proponent argued that the proposal's request for a "company-wide review of policy, practices and indicators related to measuring long-term social and environmental sustainability" had not been performed, despite the publication of the company's corporate social responsibility report. Similarly, in *Kimberly-Clark Corp.* (January 30, 2006), existing company disclosure, materially better than Lowe's disclosure and the Depot's non-disclosure, it could not render the proposal moot, as the Company's disclosure contained misleading information, and no evidence of the specific study requested by the proposal. These cases support Proponent's position that even if the Depot could show it had some actual report or reporting process in place like that requested by the Brook Proposal (which it does not) that it has not sustained its burden to exclude the Brook Proposal.

C. STAFF PRECEDENTS CITED BY THE DEPOT ARE NOT APPLICABLE OR ARE READILY DISTINGUISHABLE

The Depot has cited a number of no-action response letters as support for its position, but all of these are distinguishable by the significant difference in the facts. In *Texaco, Inc,* (avail. Mar. 28, 1991) there were defined measures taken by the company in the form of policies, practices and procedure which actually tracked very similar components of the shareholder proposal. In the present matter, the Depot has failed to offer any documentation of how its policies are even remotely related to the three components of the Brook Proposal. In *Talbots, Inc.*, the request to commit to a code of conduct was logically satisfied by the establishment of similar business practice standards. The Depot has presented no close or similar stormwater policy or functional equivalent to accomplish the same results as the Brook Proposal. In *Johnson & Johnson* (avail. Feb 17, 2006) the company showing that it had confirmed that 91% of its domestic workforce was legal, sufficiently complied with the shareholder request. The Depot has not complied with any percentage of the three components of the Brook Proposal. The Depot certainly has taken certain actions to prevent the improper disposal of hazardous waste, but that is not what the Brook Proposal is requesting. In *Xcel Energy, Inc.* (Avail. Feb.17, 2004) and the string of cases provided, Staff allowed exclusion where the company addressed the subject matter of the proposal through other reports that covered the topic. Nothing which the Depot has provided in its letter to Staff or its supposed policies, which it refuses to disclose, even remotely addresses the request in the Brook Proposal to (1) identify the potential sources of contaminated stormwater runoff, (2) prepare a report which catalogues those sources and (3) implement Best Management Practice or equivalents to prevent or minimize contaminated stormwater runoff.

The SEC no-action determinations which the Depot has relied upon as support for its position, when carefully examined really support the Proponent's position, since it has factually failed to provide the amount of necessary documentation to establish a finding of substantial implementation.

D. THE SEC SUPPORTS PROPOSALS WHICH FOCUS ON MINIMIZING ADVERSE EFFECTS TO THE ENVIRONMENT AND THEREFORE THE BROOK PROPOSAL SHOULD NOT BE EXCLUDED

The three legal arguments (a, b and c) and cases presented by the Depot's attorneys in support of their positions do not properly characterize what is being contemplated by the proponent as part of the Brook Proposal. The Depot appears to be arguing that the idea of asking a corporation to draft a policy to improve its environmental performance is somehow an attempt to dictate how the company stores its products or it is some attempt to micro-manage the company. (Page 5) Nothing could be further from the truth. This distinction is critical to recognize since the Brook Proposal, if implemented, will only do one thing, it will initiate the establishment of a policy. The Brook Proposal seeks to encourage the company to minimize and/or eliminate the potential for water pollution originating from the Depot's facilities.

As guidance for shareholder proposals related to minimizing and/or eliminating operations that may cause environmental harm, the SEC has been clear on why it believe that these types of proposals should not be excluded. While the prior no-action determinations have

been the subject of analysis under the ordinary business exclusion, the underlying rationale for supporting such proposals still applies. Under prior guidance and no-action letters, the SEC has definitively stated that such a proposal like the Brook Proposal should <u>not</u> be allowed to be excluded.

While the basis for these determinations has typically rested under Rule 14a-8(i)(7), Proponent believes that a short discussion of these issues may be beneficial to the review by Staff. Staff Guidance, SLB 14E, states in part:

> Over the past decade, we have received numerous no-action requests from companies seeking to exclude proposals relating to environmental, financial or health risks under Rule 14a-8(i)(7). As we explained in SLB No. 14C ... To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).

Proponent maintains that the actual wording and the intent of the Brook Proposal is exactly what the SEC is stating should <u>not</u> be excluded, since the only focus of this proposal is to eliminate or minimize operations that may adversely affect the environment or the public's health. The supporting statement in the Brook proposal raises these environmental and health concerns as the basis for this proposal. The actual wording in the proposed resolution definitively states that the intent of the Brook Proposal is for the company to establish a policy that, "minimizes" and/or "prevents" actions, which will adversely affect the environment.

Granted, that the Depot has carefully avoided directly raising any issues related to an (i)(7) exclusion, but its arguments indirectly raise the ordinary business rationale. Should Staff seek additional legal support for any issues relating to this area, Proponent would be more than happy to supplement these arguments.

For the reasons presented above, the Proponent maintains that Staff should also deny the Depot's request to exclude, since the Brook Proposal is focused on minimizing or eliminating operations that may adversely affect the environment or the public's health.

III. <u>CONCLUSION</u>

The Brook Proposal offers an opportunity for the Depot to establish a proactive prevention policy which will benefit the corporation as well as the environment. While the Depot has argued that it has substantially implemented the components of the Brook Proposal, nothing which it has presented in support of its claims substantiates its position. The Depot has no written policies or procedures which it has provided to the SEC (or to Proponent) which detail how it actually deals with the issues which have been raised in the Brook Proposal. Nothing which it has presented supports its contention that it has at all implemented, let alone substantially implemented (1) identifying the potential sources of contaminated stormwater runoff, or (2) preparing a report which catalogues those sources or (3) implementing any Best Management Practices or equivalents to prevent or minimize contaminated stormwater runoff from its business operations.

Since the Depot has not substantially implemented the Brook Proposal, the SEC should refuse to concur that the Depot may exclude the Brook Proposal on the grounds that it has been substantially implemented. The Depot has therefore failed to sustain its burden of proof and Staff should allow the Brook Proposal to be voted on by the shareholders. Staff should also consider supporting the Brook Proposal for the nature of its underlying basis and act to deny the Depot's exclusion request, since the substance of the Brook Proposal embraces environmental improvement concepts which Staff has identified as worthy of review by corporations and their owners.

The Brook Proposal, if allowed to proceed to the shareholders, will help make the Home Depot a better corporation. Sometimes Management gets it right, but when it ignores issues that impact profitability and environmental performance, then the owners need to step in. Isn't that the reason why sometimes the owners of the company need to stand up and demand better and why the SEC can play a role in supporting that constructive process of change? Granted, getting this question to all of the shareholders doesn't mean it will succeed at the ballot, but at least it will allow for some vigorous debate and maybe, just maybe, management will stand up and take notice and make that change. I ask that Staff allow the Brook Proposal to see the light of day and be included in the 2012 annual proxy materials since it has not been substantially implemented and since it is the right thing to do!

Should Staff request any additional information, clarifications or wording changes to the Brook Proposal please let me know, so that I may follow your direction. If transmittal of your determination is possible via email, that would be the simplest means of delivery, sent to
*** FISMA & OMB Memorandum M-07-16 ***

Respectfully Submitted,

David Brook

David Brook

Cc: Ms. Stacy Ingram, Home Depot Counsel (via email and U.S. Mail)
2/8/12 1:25 PM Home Depot SEC Argument 2.8.12

David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Sent Via Email and U.S. Mail

January 18, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal by David Brook to the Home Depot
Request for Time to Prepare Response to Home Depot's Intent to Exclude Letter

Dear Sir/Madam:

I am writing regarding the January 13, 2012, letter and accompanying information sent from the Home Depot (the "Depot") as it relates to the shareholder proposal that I properly submitted to the Depot, dated December 16, 2011. The Depot has requested that you allow them to exclude this proposal.

After reading the information provided by the Depot, I believe that in order for the Securities and Exchange Commission to render a fair and impartial decision, I would like to provide your staff with some additional information detailing why the Depot's request is not supported by the facts or the by the law. I am currently in the process of preparing a letter with supporting information which I believe will demonstrate that my proposal has certainly NOT been substantially implemented by the Depot (Rule 14a-8(i)(10)).

My proposal asks the shareholders to implement a <u>new</u> policy to control stormwater runoff. The Depot admits that it has <u>no such policy</u>. All of its arguments ignore the fact that this proposal, if implemented, will improve upon its performance and minimize environmental harm and that it has no specific policy or any functional equivalent to accomplish this result. What it suggests is that if it conglomerates a bunch of its various policies (which it refuses to disclose) then all is well. But all is not well, especially in light of prior environmental enforcement actions taken against the Depot and financial penalties which the Depot has already paid in one state for failure to follow equivalent state stormwater management requirements. The shareholder proposal is asking the Depot to establish similar common sense best management practices in an attempt to avoid these expensive types of such potential enforcement actions in other states. This proposal is therefore in keeping with legitimate shareholder efforts to create a more honest transparent corporation and that is why this proposal should proceed to see the light of day.

In order to appropriately respond to the Depot's submission, I ask that I be allowed a reasonable period of time to prepare this submittal. I anticipate that I should be able to provide

the relevant arguments and supporting documents within three weeks or by or about February 7, 2012. I will certainly strive to complete this response sooner, so I ask that your staff please let me know if you intend to act on Depot's request any sooner than this time frame. I think that once you have the opportunity to review my submission you will agree that there is every reason that the shareholders of the Depot deserve to read and vote on this needed proposal and that there are no dispositive SEC case or guidance documents which support excluding this important and needed shareholder proposal.

Thank you for your assistance.

Respectfully Submitted,

David Brook

David Brook

Cc: Ms. Stacy S. Ingram, Senior Counsel The Home Depot (sent via email)

David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Sent Via Facsimile to: (770) 384-5552
and U.S. Mail

December 16, 2011

Ms. Teresa Roseborough
Executive Vice President, General Counsel and Secretary
The Home Depot, Inc.
2455 Paces Ferry Road, NW, Building C-22
Atlanta, Georgia 30339-4042

Re: Shareholder Proposal:
Reducing Environmental Harm by Controlling Contaminated Stormwater Runoff from Home Depot Facilities

Dear Ms. Roseborough:

I am writing to you as the Corporate Secretary, as required in the Home Depot's, Inc. ("Home Depot") Proxy Statement dated March 24, 2011, Page 66, as the Home Depot's Officer requiring notification of my intention to submit a shareholder proposal for the 2012 Home Depot's Annual Meeting. Enclosed is a timely shareholder proposal intended to improve Home Depot's operations and compliance by minimizing or eliminating operations which can cause contaminated stormwater at Home Depot facilities by implementing stormwater pollution best management practices. Home Depot has stated the due date for such a proposal is not later than Saturday, December 17, 2011.

This proposal is specifically presented to focus on implementing changes at the Home Depot to minimize and/or eliminate operations that may adversely affect the environment, the public's health and wildlife. This proposal addresses the issue of stormwater management and requests Management to establish procedures for all Home Depot locations to prevent lawn and garden chemicals, other chemicals and tool rental washing operations from causing discharges of these materials into local streams and rivers.

I have spoken with Home Depot employees, Mr. Ben Finger, Senior Manager Investor Relations, Mr. Michael Dalton, Environmental Counsel and Mr. Michael Maddocks, Director of Environmental, about this issue and while I am told that Home Depot is "doing something" no one can provide me with specific information as to how the corporation is addressing this issue on a corporate-wide basis. As I am sure that you know, the uncontrolled release of chemicals and possibly tool rental washwater causes unnecessary water pollution and exposes Home Depot to legal liability and possible penalties. I am aware that the Home Depot has paid "fines" to at least one State, Connecticut, for alleged violations of stormwater control measures. My proposal addresses a common sense plan to prevent future such discharges and also future legal liability

from potential prosecutions for such alleged stormwater discharge violations in all States. As such, my proposal is aimed at increasing profitability, by establishing some prevention measures and best management practices.

Presenting this shareholder proposal is necessary, since Home Depot presently has no corporate policy specifically written to prevent and control contaminated stormwater runoff. I believe that establishing such a policy is not complicated, it simply means that all lawn and garden chemicals should not be stored where they are subject to rain and snow. Home Depot also operates tool rental stores, which wash certain equipment upon return. Depending on the age and location of these stores, some of these washing operations could be discharging into storm drains and ultimately streams, instead of into sanitary sewers which could more properly treat such discharges. I also believe that Home Depot should look at all aspects of its corporate operations as it relates to the potential for generating contaminated stormwater runoff, since trucking operations may be an issue and other chemical products, including salt for snow melting, which may also be stored where it could be exposed to the elements should not be allowed or controlled.

Implementation of a stormwater best management practices policy will save Home Depot money, since it will reduce the occurrence of damaged products from water infiltration, it will reduce waste, since you will not be throwing away damaged products, and it will prevent contaminated stormwater from entering streams, and therefore not harming water resources, wildlife and potential sources of drinking water. Implementation of these best management practices could also avoid costly penalties imposed by local, state or federal environmental agencies who are now enforcing laws and regulations that deal with non-point sources of pollution like this.

I think that neither Mr. Finger, Mr. Dalton or Mr. Maddocks disagree with the basic premise of what I am asking, but neither appeared to be able to be in a position to commit the corporation to addressing this issue within any defined timeline. I am sure that you realize that this issue can involve many parts of the corporation, so this proposal attempts to set in place a mechanism whereby Home Depot will investigates and then begin to make changes to correct areas identified as needing improvement. Unfortunately a limit of 500 words in my shareholder proposal does not allow for a full analysis and presentation of these issues. Therefore, I am more than happy to further elaborate upon these details with you and/or other Officers of Home Depot as to why this proposal has merit and why I ask Management to support the incorporation of this proposal into the 2011 Home Depot proxy statement.

I have provided a title to this Proposal, "REDUCING ENVIRONMENTAL HARM BY CONTROLLING CONTAMINATED STORMWATER RUNOFF" which I ask be used in the proxy statement. While I do not consider this title as part of the 500 word limit, the total words of the proposal, including this title is 500 words, which conforms to the SEC word limit requirements. (I do not consider the 3 bullet points as words.)

If Home Depot is interested and committed to advancing this proposal outside of the proxy approach, please let me know and I will be more than willing to withdraw this proposal,

once Home Depot will agree to make a formal written and signed commitment which satisfactorily addresses my concerns and provides for a defined timeline for completion of the adoption and implementation of such a policy. I reserve the right to amend and/or modify any such proposal and/or reject it should it not address this issue to my understanding of the law and to my own level of satisfaction.

PROCEDURAL COMPLIANCE WITH SEC REQUIREMENTS:

In order to expedite your procedural review of this proposal and its conformance with the Securities and Exchange Commission Procedural Requirements, I provide the following information to validate my right to present this proposal under 17 CFR 240.14(a)(8):

1. I have continuously held The Home Depot, Inc., securities for over a year with a value that has never dropped below $2000 during that period. I purchased 100 shares of The Home Depot stock on or about August 2, 2002. The number of shares is currently approximately 121.40.

2. My address is: *** FISMA & OMB Memorandum M-07-16 *** . In light of personal safety concerns, I request that my address NOT be disclosed in the proxy statement and that Home Depot require written requests should anyone seek to obtain my address. I also ask that I be notified of any such requests.

3. I fully intend to continue to hold these securities through the date of the next annual meeting and beyond.

4. I am more than happy to provide a form prepared by the "record" holder of my securities, Fidelity Investments, which confirms that at the time I am submitting this proposal that I have held these securities for at least a year and the number of the current shares that I purchased plus reinvestment is 121.40.

SUBSTANTIVE COMPLIANCE WITH SEC REQUIREMENTS:

5. This proposal is intended to make recommendations on the manner in which the Home Depot's Board and Management should institute improved actions to act to prevent and mitigate contaminated stormwater runoff. While the proposal makes recommendations on how the Board should investigate and report and then correct this problem, due to limitations on wording, it is not, and should not be considered exhaustive or limiting to the Board. There are many solutions to this problem which may not be listed and for which the best approach may not be known until the Home Depot's Management investigates. Therefore, none of the listed solutions should be considered fixed or binding, but merely representative of possible recommended solutions.

I look forward to speaking with you and others at the Home Depot on the ways that we might work together to begin to address solutions to these issues. If Management and/or the Board would like to support my proposal, with changes, I would be more than happy to discuss

Ms. Teresa Roseborough
Executive Vice President, General Counsel and Secretary

December 16, 2011

any such ideas. I may be reached at *** FISMA & OMB Memorandum M-07-16 *** or by email at *** FISMA & OMB Memorandum M-07-16 *** I would also ask that you provide me with a written acknowledgement that my proposal was timely received by your office.

Sincerely,

David Brook

David Brook

12/16/11 12:02 PM

REDUCING ENVIRONMENTAL HARM BY CONTROLLING CONTAMINATED STORMWATER RUNOFF

Home Depot has made a commitment to operating the corporation in an environmentally responsible fashion. Through its environmental principles Home Depot is working to; reduce waste, increase recycling, source products responsibly, transport goods more efficiently and to reduce its environmental impact.

Water pollution creates adverse impacts to the environment, since it harms the streams and the rivers that people and wildlife rely upon for enjoyment and survival. Home Depot sells lawn and garden chemicals, which contain chemical fertilizers and herbicides designed to promote growth and to kill weeds and insect pests. These chemicals if released to streams cause harm in the form of increased nutrient loading and adverse impacts to fish and other aquatic organisms. Home Depot also operates equipment rental centers which wash returned equipment.

Home Depot displays some of its products where they may be exposed to rain and the elements. Accidents happen and broken bags or bottles of lawn and garden fertilizers and chemicals when exposed to precipitation cause the release of these chemicals to the environment. Home Depot also washes some returned rental equipment and if the drains below these washing locations are not connected to sanitary sewers, this operation can also cause environmental discharges and harm.

State and Federal Environmental Agencies have implemented laws and programs to control the discharge of contaminated stormwater runoff. These programs focus on the establishment of Best Management Practices as the means to prevent and minimize stormwater pollution. Non-compliance can result in penalties assessed for violations and Home Depot has already paid penalties in one state for alleged non-compliance.

Home Depot has no written policy for the control of contaminated stormwater which originates from its 2,248 stores and warehouses. Home Depot needs to establish a formal written policy, since it will save money on the loss of rain damaged products, reduce waste disposal costs, reduce contaminated runoff, reduce environmental harm and reduce the potential for fines assessed by regulatory agencies for the uncontrolled discharge of chemicals and other contaminants.

Therefore, Be It Resolved, the Shareholders of Home Depot request the Board establish a written Stormwater Management Policy, applicable to all locations, including warehouses, which will:

- Identify all sources of operations for which Home Depot may generate contaminated stormwater, including trucking operations, lawn and garden chemicals, tool rental and other storage of all vulnerable chemical products, and,

- Prepare and publish, at reasonable cost, excluding proprietary information, a stormwater management status report by September 2012, from all Home Depot locations, addressing all chemical product storage, transportation, rental and other potential sources

of contaminated stormwater runoff which are presently and/or could be exposed to precipitations events or discharge, and then,

- Implement Best Management Practices or comparable prevention practices for all potential materials and operational sources of contaminated stormwater which either prevents such runoff, by eliminating the storage of contaminating products where they are subject to precipitation or runoff or minimizes the potential for such contaminated runoff.

I, therefore, urge Shareholders to vote **FOR** this proposal.

****

The following is not part of the proposal.

Submitted on: December 15, 2011

By: David Brook

*** FISMA & OMB Memorandum M-07-16 ***

Owner of 121+ shares, purchased on or about August 2, 2002.

12/16/11 12:03 AM

2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

January 13, 2012

Stacy S. Ingram
Senior Counsel – Corporate and Securities Practice Group

VIA E-MAIL (shareholderproposals@sec.gov)

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal Submitted by David Brook
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of The Home Depot, Inc. (the "Company") to exclude from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareholders (collectively, the "2012 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from David Brook (the "Proponent"). In accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2012 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission (on or about April 2, 2012); and

- concurrently sent a copy of this letter via email to the Proponent as notice of the Company's intent to exclude the Proposal from the 2012 Proxy Materials.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents submit to the Commission or the Staff with regard to company requests such as this. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to this request, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states as follows:

"Therefore, Be it Resolved, the Shareholders of Home Depot request the Board establish a written Stormwater Management Policy, applicable to all locations, including warehouses, which will:

- Identify all sources of operations for which Home Depot may generate contaminated stormwater, including trucking operations, lawn and garden chemicals, tool rental and other storage of all vulnerable chemical products, and,
- Prepare and publish, at reasonable cost, excluding proprietary information, a stormwater management status report by September 2012, from all Home Depot locations, addressing all chemical product storage, transportation, rental and other potential sources of contaminated stormwater runoff which are presently and/or could be exposed to precipitations [sic] events or discharge, and then,
- Implement Best Management Practices or comparable prevention practices for all potential materials and operational sources of contaminated stormwater which either prevents such runoff, by eliminating the storage of contaminating products where they are subject to precipitation or runoff or minimizes the potential for such contaminated runoff."

A copy of the Proposal and related supporting statement, as well as related correspondence between the Company and the Proponent with regard to the Proposal, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company respectfully requests the Staff to concur in its view that the Proposal may be excluded from the Company's 2012 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

I. Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has substantially implemented the proposal. The purpose of Rule 14a-8(i)(10) is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." See Release No. 34-12598 (July 7, 1976). As evidenced by the no-action letters cited below, the Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. In *Texaco, Inc.* (avail. Mar. 28, 1991), the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal."

Under Staff precedent, a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. *See*

e.g. Texaco, Inc. (avail. March 28, 1991) (proposal requesting the company to adopt a set of environmental guidelines that involved implementing operational and managerial programs as well as making periodic assessments and reviews was substantially implemented where the company had adopted policies, practices and procedures that addressed the operational and managerial programs and provided for periodic assessment and review as outlined by the guidelines in the proposal); *Talbots Inc.* (avail. Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights standards was substantially implemented where the company had established its own business practice standards); and *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting the company to confirm that all current and future U.S. employees were legal workers was substantially implemented where the company had verified that 91% of its domestic workforce were legal workers). Furthermore, the Staff has consistently permitted exclusion of proposals requesting reports where the company has addressed the subject matter of the proposal in other publications. *See e.g. Xcel Energy, Inc.* (avail. Feb. 17, 2004) (proposal requesting a report explaining the company's response to certain climate-related issues was substantially implemented where the company was already generally addressing such issues through various policies and reports); *Exxon Mobil Corporation* (avail. Mar. 18, 2004) (same); *ConAgra Foods, Inc.* (avail. July 3, 2006) (proposal requesting a sustainability report was substantially implemented where the company already provided a report including information generally of the type proposed to be included in the report); *Johnson & Johnson* (avail. Feb. 22, 2008) (proposal requesting the company to prepare a global warming report was substantially implemented because the company already published a report containing information relating to its environmental initiatives); *The Dow Chemical Co.* (avail. Mar. 5, 2008) (same); and *Caterpiller, Inc.* (avail. Mar. 11, 2008) (same).

II. The Company's current policies, practices and procedures related to stormwater management and sustainability reporting substantially implement the Proposal.

We believe the Company's current policies, practices, procedures and sustainability reporting satisfactorily address the essential objective of the Proposal – (1) a policy that identifies all sources of operations that may generate contaminated stormwater, (2) a report discussing these sources and (3) actions to prevent or minimize the potential for contaminated runoff. As stated by the Proponent in his letter to the Staff on February 11, 2011 in connection with his submission of an identical proposal to Lowe's Companies, Inc., the Proposal "is only asking for establishing a policy upon which management would ultimately decide how to implement in the form of its own more detailed procedures." As outlined below, the Company has done thorough research to determine potential sources of operations that may generate contaminated stormwater and has established numerous policies to address these sources and to prevent or minimize the potential for contaminated runoff. The Company has incorporated these policies into its standard operating procedures ("SOPs") and related operational guides and checklists for all of its locations, as management has determined the best way to implement these procedures is to incorporate them into the daily operation of its facilities. Furthermore, the Company maintains a website (corporate.homedepot.com/corporate responsibility/environment) devoted to its sustainability initiatives and to reports on the actions that the Company is taking to pursue environmental excellence.

a. The Company's policies and procedures identify all sources of operations for which the Company may generate contaminated stormwater.

The Proponent requests the Company to establish a written policy that identifies all sources of operations for which the Company may generate contaminated stormwater, including trucking operations, lawn and garden chemicals, tool rental and other storage of all vulnerable chemical products. The Company's Handling Hazardous Materials and Waste Program (the "HHM Program") identifies

hazardous materials sold or used in the Company's operations (defined as "hazardous waste"), specifically listing as hazardous waste fertilizers, pesticides, paints, fuels, solvents, oils and aerosols—the very types of products referred to by the Proponent as possibly generating contaminated stormwater and requested by the Proponent to be identified by the Company. The HHM Program then outlines procedures for the handling of damaged or spilled hazardous waste, including actions to prevent stormwater contamination and, if necessary, remediation if any hazardous waste reaches stormwater drains.

By way of background with respect to the HHM Program, the Company has a strong commitment to environmental stewardship. The Company is vigilant about compliance with all applicable environmental laws and regulations and updates and tailors its environmental compliance policies, practices and procedures as applicable laws and regulations change. The Company believes its HHM Program is "best in class,", and the Company routinely receive requests from retail peers seeking insight into its environmental compliance policies, practices and procedures.

The HHM Program includes procedures for use throughout each of the Company's stores related to determining whether something is a hazardous waste, labeling hazardous waste buckets and other containers, storage of waste containers prior to shipping off site by an authorized waste transporter, conducting inspections of hazardous waste storage areas, cleaning up spills, and training, among other items. The HHM Program also provides "detailed procedures for managing specific kinds of wastes that are routinely generated or stored in the following departments: paint department, plumbing department, gardening department, tool rental center and receiving department/central storage area." Furthermore, each of the Company's associates (employees) receives basic HHM training at the time of his or her orientation to assist him or her with recognizing chemical hazards in the workplace. Specially designated associates who are responsible for managing storage and cleanup of hazardous waste materials receive more extensive and continuous training regarding environmental issues and compliance, including stormwater management. Further, the Company utilizes a Handling Hazardous Materials and Waste Automation ("HHMA") system, accessible through the handheld devices used by associates and the associate intranet site, to offer guidance on the clean up, classification/naming, labeling and storage of the waste. The Company also engages a third party consultant to assist with its handling of hazardous materials. The HHM Program requires Company associates to contact the consultant's emergency response team for any release of contaminants outside of the store and to contact the consultant for matters inside the store that are not addressed by the HHMA system or when resources are needed beyond those already provided to associates. The emergency response team is available on a 24/7 basis to clean up and limit the impact of spills, including keeping spilled substances out of stormwater drains and remediating any stormwater drains into which contaminants have flowed.

As detailed above, the Company already has spent considerable efforts to identify operations that may generate hazardous waste, including specific identification of materials that may generate contaminated stormwater, and it has put policies in place to ensure that its associates are aware of these materials and have the resources available to them to identify these materials throughout the store. In addition, as will be described in more detail below, the Company has identified those areas of its stores that routinely generate or store hazardous waste and has implemented procedures specific to each of those departments to ensure hazardous waste is handled properly.

b. The Company maintains a website devoted to its sustainability initiatives on which it publishes reports on its programs related to the environmental impact of the Company's operations.

The Company maintains a website that focuses on the Company's programs and initiatives related to the environmental impact of the Company's operations, including reports on the Company's environmental principles, environmental milestones, and commitment to sustainability leadership. The Company endeavors to publish reports that broadly cover its environmental efforts, but the report requested by the Proponent is specific to contaminated stormwater management, one of numerous environmental issues impacting the Company. Furthermore, the report requested by the Proponent requests details addressing all chemical product storage, transportation, rental and other potential sources of contaminated stormwater runoff which are presently and/or could be exposed to precipitation or discharge at each and every one of the Company's 2,200+ locations. In addition to the voluminous amount of information the Proponent requests to be included in this report, we believe it would be nearly impossible for the Company to publish such a report exclusive of any proprietary information. The requested items go precisely to the manner and nature in which the Company runs its stores on a day-to-day basis and how it manages, stores and displays its products.

As noted above, the Staff has consistently permitted exclusion of proposals requesting reports where the company has addressed the subject matter of the proposal in other publications. *See e.g. Xcel Energy, Inc.* (avail. Feb. 17, 2004); *Exxon Mobil Corporation* (avail. March 18, 2004); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 22, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); and *Caterpiller, Inc.* (avail. Mar. 11, 2008). As also mentioned above, a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. The Staff found the primary focus of an identical proposal submitted by the Proponent to Lowe's Companies, Inc. to be the environmental impact of the company's operations. *See Lowe's Companies, Inc.* (avail. March 16, 2011). We believe the Company's current sustainability reporting satisfies the essential objective of the Proposal by providing meaningful information on many of the policies, programs and initiatives maintained by the Company related to the environmental impact of the Company's operations.

c. *The Company has implemented prevention practices for all potential materials and operational sources of contaminated stormwater which either prevent such runoff or minimize the potential for such contaminated runoff.*

The Company has prevention practices in place for all potential materials and operational sources of contaminated stormwater. These practices are set forth in the Company's written SOPs and related operational guides and checklists for all of its locations. The Company believes that incorporating these practices, procedures and policies into the Company's SOPs ensures that its associates are familiar with them and that the prevention measures become ingrained into the day-to-day operations of the Company's stores. The Proponent has supplementally requested copies of the Company's SOPs and any other policy that relates to the Company's stormwater management, but the Company is unwilling to share copies of these SOPs with the Proponent given the proprietary information contained therein relating to how the Company operates its stores. However, we believe that the Proponent's request is satisfied if the Company has these practices in place (rather than making these policies available to the Proponent) and, as outlined below, has implemented, through its written SOPs and related operational guides and checklists, prevention practices to prevent and/or minimize the potential for contaminated runoff.

The Company has implemented the following policies, practices and procedures, among others:

- The Company instructs associates not to dispose of hazardous material or waste other than as specifically authorized by the HHM Program. Specifically, the Company's policies prohibit disposal of hazardous material or waste by placing it in compactors, by pouring it in utility sinks,

through storm drains, through sewage systems, or on Company grounds, or by taking it home, among other prohibited methods of disposal. Any associate that improperly disposes of hazardous waste is subject to disciplinary action up to and including termination.

- There are procedures for the anonymous reporting of unauthorized disposal of hazardous waste and specific procedures for record keeping and reporting.

- In addition to procedures for the Company's associates, there are procedures in place to ensure that the Company's contractors, suppliers and vendors adhere to the HHM program. For example, the Company has worked with vendors who handle operations at the Company's supply chain facilities to develop Best Management Practices to prevent the exposure of contaminated materials to stormwater, including requirements with respect to washing, maintenance and fueling of trucks and equipment.

- The policies provide tailored instructions to the various store departments and other areas of operations depending on the type of hazardous materials common to such department or area of operations:

  - Associates working in the Garden Center are instructed on how to handle bags of fertilizer and pesticides and how to check for and properly repair damaged bags. Guidelines are provided as to the sweeping of the fertilizer aisle and proper collection and disposal of any spilled fertilizer and pesticides from any torn bags. The Company was a leader among retailers in working with the U.S. Environmental Protection Agency to develop a patching program for bagged products such as pelletized fertilizers and plant food that specifies when and how to repair torn bags.

  - Associates working in the Tool Rental Center are trained in the proper labeling and storage of used oil and fuel among other hazardous materials, including the appropriate containers to use for storage and the proper location for storage.

  - Associates working in the Receiving Department and Central Storage Area must comply with procedures regarding the proper handling and stacking of materials and proper storage of waste in accordance with procedures ensuring separation of potentially incompatible materials.

  - Spill kits are located throughout each store and are customized for each department based on the type of hazardous materials most often handled in that department to ensure prompt and effective clean up of any spills.

  - Associates in departments where potentially hazardous materials are often handled complete steps in a detailed checklist at least three times a week and as frequently as daily (applicable environmental regulations require these checks only once per week) to ensure compliance with procedures and that any necessary corrective actions are immediately taken and fully completed.

  - Parking lot maintenance SOPs require daily walks of the parking lot area and front apron of the store to identify potential issues, including trash and debris, and full sweeps of the lot by a third party vendor occur several times a week. In addition,

> these SOPs require coverage of specified materials displayed on the front apron to prevent exposure. The Company has also engaged third party vendors to manage and clean out the stormwater drains on the Company's properties during the year.

The above represents only a sample of the Company's many policies and procedures that serve to prevent contaminated stormwater and to prevent or minimize the potential for contaminated runoff. We believe these policies and procedures demonstrate that the Company has substantially implemented the third part of the Proposal.

CONCLUSION

Based on the foregoing analysis and in light of the fact that the policies, practices and procedures administered by the Company address and substantially implement the three requests of the Proponent with regard to contaminated stormwater, the Company believes that it may omit the Proposal from its 2012 Proxy Materials in reliance on paragraph (i)(10) of Rule 14a-8. The Company therefore respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from such proxy materials.

To facilitate transmission of the Staff's response to this request, my email address is stacy_ingram@homedepot.com and the Proponent's email address is FISMA & OMB Memorandum M-07-16 If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858. Thank you for your consideration of this request.

Very truly yours,

Stacy S. Ingram
Assistant Secretary & Senior Counsel,
Corporate and Securities
The Home Depot, Inc.

cc: Mr. David Brook

2501822-4

Exhibit A

Copy of Proposal and Supporting Statement,
as well as related correspondence between the Company and the Proponent

Finger, Ben

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, December 13, 2011 2:58 PM
To: Finger, Ben
Subject: Re: Stormwater: Here is a Rough Cut
Attachments: Proposed Home Depot Standard Operating Procedures.doc

Ben, here is a very rushed proposal for Home Depot to implement. I am open to discussion of any way to achieve these objectives.

I am continuing to review this draft, so I may send some additional changes, but at least this gives you a defined understanding of what I am asking Home Depot to commit to doing.

I think that much of what I am asking for is already being done, but since you cannot tell me your specific procedures, here is my proposal.

Let me know what you think and if you can agree to this request as soon as possible. I am open to any suggestions, also.

Thanks,

David

FISMA & OMB Memorandum M-07-16

December 13, 2011

Draft by David Brook

Proposed Home Depot Standard Operating Procedures ("SOP") for Prevention of Contaminated Stormwater Run-Off:

I ask Home Depot Management to do the following to identify the issues and make changes by taking steps within 2-3 months to do the following:

- Identify all sources of operations for which Home Depot may generate contaminated stormwater, including trucking operations, lawn and garden chemicals, tool rental and storage of all vulnerable chemical products, and,

- Prepare and publish a stormwater management status report from all Home Depot locations, addressing all chemical product storage, transportation, and other potential sources of contaminated stormwater runoff which are presently or could be exposed to precipitations events, and then,

- Implement Best Management Practices or comparable prevention practices for all potential materials and operational sources of contaminated stormwater which either prevents such runoff, by eliminating the storage of contaminating products where they are subject to precipitation or runoff or minimizes any potential for such contaminated runoff and/or eliminates any connections to storm drains such as in the tool rental washing areas.

Once information is gathered, then Home Depot should establish a prohibition on stormwater discharges and then establish Best Management Practices to eliminate and minimize discharges. Here are my ideas for implementation in the form of draft language:

Home Depot should establish an SOP which Prohibits the discharge of contaminated stormwater

No employee of Home Depot shall discharge or cause to be discharged into a floor drain connected to a storm drain system or from impervious surfaces flowing into a storm drain or watercourse any materials, including but not limited to pollutants or waters containing any pollutants that cause or contribute to a degradation of water quality, other than storm water. The commencement, conduct or continuance of any discharge to the storm drain system from any store rental washing or cleaning operations is prohibited. Any employee who is identified as having intentionally discharged any prohibited materials into a floor drain or storm drain or impervious surface which leads to a storm drain or discharge can expect to be immediately terminated.

Home Depot should Establish Stormwater Best Management Practices[1]:

In order to prevent the discharge of products containing fertilizers, pesticides, herbicides, fungicides and other products containing materials or operations which can cause stormwater pollution, the Home Depot hereby establishes best management practices in order identify operations which may causes issues and make changes to prevent the mixing of any products with stormwater. The Home Depot will also store products containing fertilizers, pesticides, herbicides, fungicides and other products in a manner which is under cover and not exposed to the elements as well as consistent with labeling and in a manner that container breakage and product spillage are avoided.

The following Best Management Practices, at a minimum, will be implemented:

Store both products and wastes that can pollute stormwater indoors or under shelter. These materials include: pressure-treated lumber, pesticides, fertilizers, herbicides, fungicides, and products containing these ingredients, oils, fuels, paints, thinners, solvents and pool chemicals, if applicable.

Inspect parking lots, unloading areas and rear areas of the building in order to clean these areas and keep catch basins free of debris and other contaminants which can get into stormwater. This should be done on a daily basis.

Keep dumpster lids closed.

Maintain speedi-dry, absorbent pads and other spill control equipment near catch basins and drains and ready for use in case of a spill.

Establish a prohibition on dumping anything down any storm drain. This includes wash water from outdoor product display areas, garden areas, loading docks, parking lots, indoor floor areas, and vehicle or equipment maintenance areas.

Label all storm drains with signs to prohibit any dumping.

Store bagged goods and liquid goods as far as possible from floor drains, trenches or storm drains to minimize risk of releasing spilled materials.

Ripped and/or damaged packages of fertilizers, herbicides, pesticides or fungicides and soils should either be covered or repackaged or disposed to prevent material from entering the environment.

Outside areas should be routinely swept, shoveled and cleaned of litter. Do not wash outdoor areas with water or other solutions.

Any other steps which may be deemed necessary in specific geographic locations in the country which may receive higher quantities of precipitation on an annual basis.

1/11/12 9:10 AM

[1] Home Depot may want to consult the United States Environmental Protection Agency or the Connecticut Department of Energy and Environmental Protection for more specific and more comprehensive stormwater Best Management Practices.

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via Facsimile to: (770) 384-5552
and U.S. Mail

December 16, 2011

Ms. Teresa Roseborough
Executive Vice President, General Counsel and Secretary
The Home Depot, Inc.
2455 Paces Ferry Road, NW, Building C-22
Atlanta, Georgia 30339-4042

Re: Shareholder Proposal:
Reducing Environmental Harm by Controlling Contaminated Stormwater Runoff from Home Depot Facilities

Dear Ms. Roseborough:

I am writing to you as the Corporate Secretary, as required in the Home Depot's, Inc. ("Home Depot") Proxy Statement dated March 24, 2011, Page 66, as the Home Depot's Officer requiring notification of my intention to submit a shareholder proposal for the 2012 Home Depot's Annual Meeting. Enclosed is a timely shareholder proposal intended to improve Home Depot's operations and compliance by minimizing or eliminating operations which can cause contaminated stormwater at Home Depot facilities by implementing stormwater pollution best management practices. Home Depot has stated the due date for such a proposal is not later than Saturday, December 17, 2011.

This proposal is specifically presented to focus on implementing changes at the Home Depot to minimize and/or eliminate operations that may adversely affect the environment, the public's health and wildlife. This proposal addresses the issue of stormwater management and requests Management to establish procedures for all Home Depot locations to prevent lawn and garden chemicals, other chemicals and tool rental washing operations from causing discharges of these materials into local streams and rivers.

I have spoken with Home Depot employees, Mr. Ben Finger, Senior Manager Investor Relations, Mr. Michael Dalton, Environmental Counsel and Mr. Michael Maddocks, Director of Environmental, about this issue and while I am told that Home Depot is "doing something" no one can provide me with specific information as to how the corporation is addressing this issue on a corporate-wide basis. As I am sure that you know, the uncontrolled release of chemicals and possibly tool rental washwater causes unnecessary water pollution and exposes Home Depot to legal liability and possible penalties. I am aware that the Home Depot has paid "fines" to at least one State, Connecticut, for alleged violations of stormwater control measures. My proposal addresses a common sense plan to prevent future such discharges and also future legal liability

from potential prosecutions for such alleged stormwater discharge violations in all States. As such, my proposal is aimed at increasing profitability, by establishing some prevention measures and best management practices.

Presenting this shareholder proposal is necessary, since Home Depot presently has no corporate policy specifically written to prevent and control contaminated stormwater runoff. I believe that establishing such a policy is not complicated, it simply means that all lawn and garden chemicals should not be stored where they are subject to rain and snow. Home Depot also operates tool rental stores, which wash certain equipment upon return. Depending on the age and location of these stores, some of these washing operations could be discharging into storm drains and ultimately streams, instead of into sanitary sewers which could more properly treat such discharges. I also believe that Home Depot should look at all aspects of its corporate operations as it relates to the potential for generating contaminated stormwater runoff, since trucking operations may be an issue and other chemical products, including salt for snow melting, which may also be stored where it could be exposed to the elements should not be allowed or controlled.

Implementation of a stormwater best management practices policy will save Home Depot money, since it will reduce the occurrence of damaged products from water infiltration, it will reduce waste, since you will not be throwing away damaged products, and it will prevent contaminated stormwater from entering streams, and therefore not harming water resources, wildlife and potential sources of drinking water. Implementation of these best management practices could also avoid costly penalties imposed by local, state or federal environmental agencies who are now enforcing laws and regulations that deal with non-point sources of pollution like this.

I think that neither Mr. Finger, Mr. Dalton or Mr. Maddocks disagree with the basic premise of what I am asking, but neither appeared to be able to be in a position to commit the corporation to addressing this issue within any defined timeline. I am sure that you realize that this issue can involve many parts of the corporation, so this proposal attempts to set in place a mechanism whereby Home Depot will investigates and then begin to make changes to correct areas identified as needing improvement. Unfortunately a limit of 500 words in my shareholder proposal does not allow for a full analysis and presentation of these issues. Therefore, I am more than happy to further elaborate upon these details with you and/or other Officers of Home Depot as to why this proposal has merit and why I ask Management to support the incorporation of this proposal into the 2011 Home Depot proxy statement.

I have provided a title to this Proposal, "REDUCING ENVIRONMENTAL HARM BY CONTROLLING CONTAMINATED STORMWATER RUNOFF" which I ask be used in the proxy statement. While I do not consider this title as part of the 500 word limit, the total words of the proposal, including this title is 500 words, which conforms to the SEC word limit requirements. (I do not consider the 3 bullet points as words.)

If Home Depot is interested and committed to advancing this proposal outside of the proxy approach, please let me know and I will be more than willing to withdraw this proposal,

once Home Depot will agree to make a formal written and signed commitment which satisfactorily addresses my concerns and provides for a defined timeline for completion of the adoption and implementation of such a policy. I reserve the right to amend and/or modify any such proposal and/or reject it should it not address this issue to my understanding of the law and to my own level of satisfaction.

PROCEDURAL COMPLIANCE WITH SEC REQUIREMENTS:

In order to expedite your procedural review of this proposal and its conformance with the Securities and Exchange Commission Procedural Requirements, I provide the following information to validate my right to present this proposal under 17 CFR 240.14(a)(8):

1. I have continuously held The Home Depot, Inc., securities for over a year with a value that has never dropped below $2000 during that period. I purchased 100 shares of The Home Depot stock on or about August 2, 2002. The number of shares is currently approximately 121.40.

2. My address is: ***FISMA & OMB Memorandum M-07-16*** In light of personal safety concerns, I request that my address NOT be disclosed in the proxy statement and that Home Depot require written requests should anyone seek to obtain my address. I also ask that I be notified of any such requests.

3. I fully intend to continue to hold these securities through the date of the next annual meeting and beyond.

4. I am more than happy to provide a form prepared by the "record" holder of my securities, Fidelity Investments, which confirms that at the time I am submitting this proposal that I have held these securities for at least a year and the number of the current shares that I purchased plus reinvestment is 121.40.

SUBSTANTIVE COMPLIANCE WITH SEC REQUIREMENTS:

5. This proposal is intended to make recommendations on the manner in which the Home Depot's Board and Management should institute improved actions to act to prevent and mitigate contaminated stormwater runoff. While the proposal makes recommendations on how the Board should investigate and report and then correct this problem, due to limitations on wording, it is not, and should not be considered exhaustive or limiting to the Board. There are many solutions to this problem which may not be listed and for which the best approach may not be known until the Home Depot's Management investigates. Therefore, none of the listed solutions should be considered fixed or binding, but merely representative of possible recommended solutions.

I look forward to speaking with you and others at the Home Depot on the ways that we might work together to begin to address solutions to these issues. If Management and/or the Board would like to support my proposal, with changes, I would be more than happy to discuss

Ms. Teresa Roseborough
Executive Vice President, General Counsel and Secretary

December 16, 2011

any such ideas. I may be reached at ***FISMA & OMB Memorandum M-07-16*** I would also ask that you provide me with a written acknowledgement that my proposal was timely received by your office.

Sincerely,

David Brook

David Brook

12/16/11 12:00 PM

REDUCING ENVIRONMENTAL HARM BY CONTROLLING CONTAMINATED STORMWATER RUNOFF

Home Depot has made a commitment to operating the corporation in an environmentally responsible fashion. Through its environmental principles Home Depot is working to; reduce waste, increase recycling, source products responsibly, transport goods more efficiently and to reduce its environmental impact.

Water pollution creates adverse impacts to the environment, since it harms the streams and the rivers that people and wildlife rely upon for enjoyment and survival. Home Depot sells lawn and garden chemicals, which contain chemical fertilizers and herbicides designed to promote growth and to kill weeds and insect pests. These chemicals if released to streams cause harm in the form of increased nutrient loading and adverse impacts to fish and other aquatic organisms. Home Depot also operates equipment rental centers which wash returned equipment.

Home Depot displays some of its products where they may be exposed to rain and the elements. Accidents happen and broken bags or bottles of lawn and garden fertilizers and chemicals when exposed to precipitation cause the release of these chemicals to the environment. Home Depot also washes some returned rental equipment and if the drains below these washing locations are not connected to sanitary sewers, this operation can also cause environmental discharges and harm.

State and Federal Environmental Agencies have implemented laws and programs to control the discharge of contaminated stormwater runoff. These programs focus on the establishment of Best Management Practices as the means to prevent and minimize stormwater pollution. Non-compliance can result in penalties assessed for violations and Home Depot has already paid penalties in one state for alleged non-compliance.

Home Depot has no written policy for the control of contaminated stormwater which originates from its 2,248 stores and warehouses. Home Depot needs to establish a formal written policy, since it will save money on the loss of rain damaged products, reduce waste disposal costs, reduce contaminated runoff, reduce environmental harm and reduce the potential for fines assessed by regulatory agencies for the uncontrolled discharge of chemicals and other contaminants.

Therefore, Be It Resolved, the Shareholders of Home Depot request the Board establish a written Stormwater Management Policy, applicable to all locations, including warehouses, which will:

- Identify all sources of operations for which Home Depot may generate contaminated stormwater, including trucking operations, lawn and garden chemicals, tool rental and other storage of all vulnerable chemical products, and,

- Prepare and publish, at reasonable cost, excluding proprietary information, a stormwater management status report by September 2012, from all Home Depot locations, addressing all chemical product storage, transportation, rental and other potential sources

of contaminated stormwater runoff which are presently and/or could be exposed to precipitations events or discharge, and then,

- Implement Best Management Practices or comparable prevention practices for all potential materials and operational sources of contaminated stormwater which either prevents such runoff, by eliminating the storage of contaminating products where they are subject to precipitation or runoff or minimizes the potential for such contaminated runoff.

I, therefore, urge Shareholders to vote **FOR** this proposal.

****

The following is not part of the proposal.

Submitted on: December 15, 2011

By: David Brook

FISMA & OMB Memorandum M-07-16

Owner of 121+ shares, purchased on or about August 2, 2002.

12/16/11 12:03 AM

2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

December 19, 2011

Stacy Ingram
Senior Counsel – Corporate and Securities

VIA OVERNIGHT MAIL

Mr. David Brook

FISMA & OMB Memorandum M-07-16

Dear Mr. Brook:

I am writing in response to your correspondence received by facsimile dated December 16, 2011, addressed to Ms. Teresa Roseborough, Executive Vice President, General Counsel and Secretary of The Home Depot, Inc. (the "Company"), regarding your proposal concerning written establishment of a stormwater management policy.

Before we can process your proposal, we need to confirm that it satisfies the eligibility requirements of Rule 14a-8 under the Securities Exchange Act of 1934. Rule 14a-8(b) requires that you prove eligibility by submitting a written statement from the "record" holder of the securities (usually a broker or bank) verifying that, at the time the proposal was submitted, you continuously held at least $2,000 in market value of the Company's securities for at least one year.

As required by statute, please send us such proof of ownership within *14 calendar days* of receiving this letter. Ownership documentation may be sent to me via fax or e-mail at the contact information listed above. For your reference, I am enclosing a copy of Rule 14a-8.

Should you require any additional information or if you would like to discuss this matter, please call me at (770) 384-2858.

Very truly yours,

Stacy Ingram

Enclosure
cc: Teresa Wynn Roseborough

2403302v1

Rule 14a-8. Shareholder Proposals.*

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to Paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to Paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

*(8) ***Director Elections***: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

> *Note to Paragraph (i)(9):* A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

> ***Note to Paragraph (i)(10):* A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

---

*Effective September 20, 2011, Rule 14a-8 was amended by revising paragraph (i)(8) as part of the amendments facilitating shareholder director nominations. See SEC Release Nos. 33-9259; 34-65343; IC-29788; September 15, 2011. See also SEC Release Nos. 33-9136; 34-62764; IC-29384 (Aug. 25, 2010); SEC Release Nos. 33-9149; 34-63031; IC-29456 (Oct. 4, 2010); SEC Release Nos. 33-9151; 34-63109; IC-29462 (Oct. 14, 2010).

**Effective April 4, 2011, Rule 14a-8 was amended by adding *Note to Paragraph (i)(10)* as part of rule amendments implementing the provisions of the Dodd-Frank Act relating to shareholder approval of executive compensation and golden parachute compensation arrangements. See SEC Release Nos. 33-9178; 34-63768; January 25, 2011. *Compliance Date*: April 4, 2011. For other compliance dates related to this release, see SEC Release No. 33-9178.

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Fidelity Institutional

Fidelity INVESTMENTS

Fax

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

To:	David Brook	From:	David W Simmons
Fax:	***FISMA & OMB Memorandum M-07-16***	Pages:	2 including cover sheet
Phone:		Date:	12/22/2011
Re:	Home depot Letter	Phone:	800-800-6890 opt.1, *2, ext. 27368

FORWARD FAX

TO: STACY INGRAM
(770) 384 5842

COMMENTS:

RE: PROOF OF OWNERSHIP OF HOME DEPOT STOCK

STACY - ENCLOSED IS A LETTER FROM THE RECORD HOLDER OF MY HOME DEPOT STOCK CONFIRMING CONFORMANCE WITH ALL 14a-8 REQUIREMENTS AS PER MY SHAREHOLDER PROPOSAL

DAVID BROOK

479437.1.0

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

December 22, 2011

David P. Brook

FISMA & OMB Memorandum M-07-16

Dear Mr. Brook:

Thank you for contacting Fidelity Investments. I received your request for confirmation of your holding of FMC Corp (FMC). I am happy to assist in this matter.

This will confirm that on July 30, 2002 you purchased 100 shares of Home Depot Inc. (symbol HD) in your Fidelity brokerage account ending ***FISMA & OMB Memorandum M-07-16*** for $3,402.95. These shares are still held in the account today. Since the original purchase the only other transactions of HD in this account was your reinvestment of the dividends. The value of your holdings in HD in the last twelve months has not dropped below $2000.00 based on the closing price listed on our file.

Mr. Brook, I hope you find this information helpful. If you have any questions regarding this or any other issues or general inquiries regarding your account, please contact a Fidelity representative at 800-544-4442 for assistance.

Sincerely,

David M. Simmons

David Simmons
High Net Worth Operations

Our File: W817345-22DEC11

2455 Paces Ferry Rd. • Atlanta, GA 30339

Email: stacy_ingram@homedepot.com
(770) 384-2858 • Fax: (770) 384-5842

December 23, 2011

Stacy Ingram
Senior Counsel – Corporate and Securities

VIA OVERNIGHT MAIL

Mr. David Brook

FISMA & OMB Memorandum M-07-16

Dear Mr. Brook:

We have received the letter from Fidelity Investments dated December 22, 2011 regarding your ownership of shares of stock of The Home Depot, Inc. (the "Company"). Fidelity Investments, however, is not a Depository Trust Company ("DTC") participant, and therefore the Company is unable to confirm record ownership again our DTC securities position listing. As explained in the Securities and Exchange Commission's Staff Legal Bulletin No. 14F, a copy of which is attached to this letter, if your bank or broker is not a DTC participant, you must provide proof of ownership from the DTC participant that is the record holder of the shares through the DTC.

As required by Rule 14a-8, please send us such proof of ownership within *14 calendar days* of receiving this letter. Ownership documentation may be sent to me via fax or e-mail at the contact information listed above.

Should you require any additional information or if you would like to discuss this matter, please call me at (770) 384-2858.

Very truly yours,

Stacy Ingram

Enclosure
cc: Teresa Wynn Roseborough

2415908v1

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any

reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and

submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and

proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Ingram, Stacy

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, January 03, 2012 9:22 AM
To: Ingram, Stacy
Cc: Finger, Ben
Subject: Re: Shareholder Proposal: Please Make Up Your Corporate Mind

Fax response on its way back to you from Fidelity.

Fidelity, as you probably already knew is not listed under that name as a DTC participant, that is because they do business as National Financial Services at the DTC with a participant number of 0226.

Based upon this information I have demonstrated that I comply with all SEC requirements for proof of ownership, since National Financial Services is the record holder of my securities and they are part of Fidelity.

If you disagree, then please let me know.

Now, maybe we can move forward on the substantive nature of my proposal.

David Brook

From: "STACY S INGRAM" <STACY_S_INGRAM@homedepot.com>
To: ***FISMA & OMB Memorandum M-07-16***
Cc: "Ben Finger" <Ben_Finger@HomeDepot.com>
Sent: Tuesday, January 3, 2012 9:00:00 AM
Subject: Re: Shareholder Proposal: Please Make Up Your Corporate Mind

Dear Mr. Brook,

As indicated by the Staff Legal Bulletin 14F that we sent you, you must provide a written statement from the DTC participant that is the record holder of your shares verifying that, as of the date your proposal was submitted, you held the required amount of securities continuously for at least one year. The Legal Bulletin provides the link to the list of DTC participants (http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf). Fidelity is not on that list. However, as noted in the boxed Q&A in the Legal Bulletin, Fidelity should be able to tell you who the DTC participant is that holds the shares for them, and likely will assist you with obtaining the letter from that entity. Thank you.

Stacy Ingram

On Dec 30, 2011, at 11:14 AM, ***FISMA & OMB Memorandum M-07-16*** wrote:

Dear Ben, please have you or Stacy tell me what information you think you need, since Fidelity has written me stating that they are and have a DTC participant number and that my shares are held in that account. But since you folks apparently want to play highly technical, then tell me what precise wording you think will satisfy your company and I will discuss with Fidelity.

My reading of the bulletin 14F guidance indicates that so long as Fidelity can show they are a DTC participant then they are the "record holder" of my securities.

Please tell me if you agree and if not what exactly you are looking for?

I will try to convince myself that you are only following the rules, but I can't help but ask why no other company has put me through this irrelevant ownership proof process when everyone knows that I do indeed own HD stock and have since 2002 with greater than $2000 value that entire time?

David

From: "Ben Finger" <Ben_Finger@HomeDepot.com>
To: ***FISMA & OMB Memorandum M-07-16***
Cc: "STACY S INGRAM" <STACY_S_INGRAM@homedepot.com>
Sent: Friday, December 30, 2011 9:30:13 AM
Subject: RE: Shareholder Proposal: Please Make Up Your Corporate Mind

David-

Stacy and I are aligned. Since you filed a formal shareholder proposal, we must follow the guidelines from the SEC. We take these same steps with all shareholder proposals and require anyone submitting a proposal to provide proof of ownership from a DTC participant. While some of these rules from the SEC may seem rigorous, our shareholders expect us to follow the SEC guidance. I don't see this as 2 separate directions. We have been and are willing to continue discussions in hopes that we can answer your concerns raised in the proposal but with regards to the formal proposal we must follow the guidelines in place from the SEC.

Thank you,
Ben

Ben Finger
Senior Manager - Investor Relations
The Home Depot
ben_finger@homedepot.com
770-384-3039

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 29, 2011 10:38 AM
To: Finger, Ben
Cc: Ingram, Stacy
Subject: Re: Shareholder Proposal: Please Make Up Your Corporate Mind

Ben, please give your counsel's office a call, since they are basically harrasing me about my ownership of Home Depot Stock. Since I do not like dealing with a schizophrenic corporation, please coordinate with them. Either we are working together, and that means your environmental folks as well as your counsel's office or we are not.

I do not want to "fight" with your counsel's office over something stupid like the actual holder of my securities and meanwhile have your group represent that they will work with my, while your counsel tries to create problems. There is something very disingenuous about the approach that Stacy Ingram is taking compared to what you have stated you want to do. Which is it?

Please decide if Home Depot wants to work with me or against me and let me know. I am annoyed by this childlike behavior.

Thanks, David

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Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

FORWARD

Fax TO: STACY INGRAM (770)384-5942

FROM ~~To:~~ David Brook	From: Joseph Mendez
FISMA & OMB Memorandum M-07-16	Pages: 2
Phone:	Date: 12/30/2011
Re: Account Verification	Phone: 800-800-6890

COMMENTS:

STACY: YES FIDELITY IS A DTC PARTICIPANT, BUT AS YOU PROBABLY ALREADY KNEW, THEY ARE LISTED AS "NATIONAL FINANCIAL SERVICES," OR 0226 DTC PARTICIPANT.

I HOPE THIS ENDS YOUR ANNOYING QUEST TO NOWHERE...

I HAVE SATISFIED ALL 14a-8 REQUIREMENTS

479437.1.0

REGARDING PROOF OF OWNERSHIP. IF YOU DISAGREE, THEN LET ME KNOW,

Fidelity Institutional

Mail: P.O. Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917

Fidelity INVESTMENTS

December 30, 2011

David P. Brook

FISMA & OMB Memorandum M-07-16

Dear Mr. Brook:

Thank you for contacting Fidelity Investments. I appreciate your request and the opportunity to assist you.

Please accept this letter as verification that Fidelity Investment's Depository Trust Company ("DTC") number is 0226, which is listed under National Financial Services LLC ("NFS LLC"); NFS LLC is the record keeper. In addition we can confirm that on July 30, 2002 you purchased 100 shares of Home Depot Inc. (symbol HD) in your Fidelity brokerage account ending ***FISMA & OMB Memorandum M-07-16*** for $3,102.95. These shares are still held in the account today. Since the original purchase the only other transactions of HD in this account was your reinvestment of the dividends. The value of your holdings in HD in the last twelve months has not dropped below $2,000.00 based on the closing price listed on our file.

I hope you find this information helpful. If you have any questions regarding this issue or general inquiries for your account, please contact us at 800-544-6666 for assistance.

Sincerely,

Joseph Mendez
High Net Worth Operations

Our File: W099396-28DEC11